UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden
Hours per response 11

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 22)*

WAL-MART STORES, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

931142-10-3
(CUSIP Number)

   12/31/02_
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        Rule 13d-1(b)

        Rule 13d-1(c)

    X   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   931142-10-3

13G

1.   NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only).

                                     Helen R. Walton

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(See Instructions)

                                     (a) X
                                     (b)____

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                      United States

                           5.   SOLE VOTING POWER
 NUMBER OF                           3,299,428**
  SHARES
BENEFICIALLY               6.   SHARED VOTING POWER
 OWNED BY                            1,680,506,739**
   EACH
 REPORTING                 7.   SOLE DISPOSITIVE POWER
  PERSON                             3,299,428**
   WITH:
                           8.   SHARED DISPOSITIVE POWER
                                     1,680,506,739**

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     1,683,806,167**

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES (See Instructions)

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                     38.15%

12.  TYPE OF REPORTING PERSON (See Instructions)

                                     IN

** For additional information, see Schedule A and the footnotes thereto.

CUSIP No.   931142-10-3

13G

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only).

                                     S. Robson Walton

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                     (a) X
                                     (b)____

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                     United States

                           5.   SOLE VOTING POWER
 NUMBER OF                           2,843,807**
  SHARES
BENEFICIALLY               6.   SHARED VOTING POWER
 OWNED BY                            1,698,262,728**
   EACH
 REPORTING                 7.   SOLE DISPOSITIVE POWER
  PERSON                             2,787,187**
   WITH:
                           8.   SHARED DISPOSITIVE POWER
                                     1,698,262,728**

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     1,701,106,535**

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES (See Instructions)

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                     38.54%

12.   TYPE OF REPORTING PERSON (See Instructions)

IN

** For additional information, see Schedule A and the footnotes thereto.

CUSIP No.   931142-10-3

13G

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

                                     John T. Walton

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                     (a) X
                                     (b)____

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                     United States

                           5.   SOLE VOTING POWER
 NUMBER OF                           11,957,317**
  SHARES
BENEFICIALLY               6.   SHARED VOTING POWER
 OWNED BY                            1,697,785,296**
   EACH
 REPORTING                 7.   SOLE DISPOSITIVE POWER
  PERSON                             11,957,317**
   WITH:
                           8.   SHARED DISPOSITIVE POWER
                                     1,697,785,296**

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     1,709,742,613**

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES (See Instructions)

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                     38.73%

12.   TYPE OF REPORTING PERSON (See Instructions)

                                     IN

** For additional information, see Schedule A and the footnotes thereto.

CUSIP No.   931142-10-3

13G

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

                                     Jim C. Walton

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                     (a) X
                                     (b)____

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                     United States

                           5.   SOLE VOTING POWER
 NUMBER OF                           10,476,462**
  SHARES
BENEFICIALLY               6.   SHARED VOTING POWER
 OWNED BY                            1,687,650,254**
   EACH
 REPORTING                 7.   SOLE DISPOSITIVE POWER
  PERSON                             10,476,462**
   WITH:
                           8.   SHARED DISPOSITIVE POWER
                                     1,687,650,254**

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     1,698,126,716**

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES (See Instructions)

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                     38.47%

12.   TYPE OF REPORTING PERSON (See Instructions)

                                     IN

** For additional information, see Schedule A and the footnotes thereto.

CUSIP No.   931142-10-3

13G

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

                                     Alice L. Walton

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                     (a) X
                                     (b)____

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                     United States

                           5.   SOLE VOTING POWER
 NUMBER OF                           6,976,420**
  SHARES
BENEFICIALLY               6.   SHARED VOTING POWER
 OWNED BY                            1,680,510,123**
   EACH
 REPORTING                 7.   SOLE DISPOSITIVE POWER
  PERSON                             6,976,420**
   WITH:
                           8.   SHARED DISPOSITIVE POWER
                                     1,680,510,123**

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     1,687,486,543**

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES (See Instructions)

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                     38.23%

12.   TYPE OF REPORTING PERSON (See Instructions)

                                     IN

** For additional information, see Schedule A and the footnotes thereto.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Item 1.
          (a)   Name of Issuer.

                     Wal-Mart Stores, Inc.

          (b)   Address of Issuer's Principal Executive Offices.

                     702 S.W. 8th Street
                     Bentonville, Arkansas 72716

Item 2.
          (a)   Names of Persons Filing.

                     Helen R. Walton;
                     S. Robson Walton;
                     John T. Walton;
                     Jim C. Walton; and
                     Alice L. Walton;

          (b)   Address of Principal Business Offices, or, If none,
                Residence.

                     The principal business office of each person
                     named in Item 2(a) above is 125 West Central,
                     #218, Bentonville, Arkansas 72712.

          (c)   Citizenship.

                     Each person filing this Schedule 13G is a citizen
                     of the United States.

          (d)   Title of Class of Securities.

                     Common Stock.

          (e)   CUSIP Number.

                     931142-10-3

Item 3.   If this statement is filed pursuant to Rule 240.13d-1(b) or
          240.13d-2(b)or (c), check whether person filing is a:

          (a)       Broker or dealer registered under section 15 of the
                    Act (15 U.S.C. 78o).

          (b)       Bank as defined in section 3(a)(6) of the Act
                    (15 U.S.C. 78c)

          (c)       Insurance company as defined in section 3(a)(19) of
                    the Act (15 U.S.C. 78c).

          (d)       Investment company registered under section 8 of the
                    Investment Company Act of 1940 (15 U.S.C. 80a-8).

          (e)       An investment adviser in accordance with Rule
                    240.13d-1(b)(1)(ii)(E);

          (f)       An employee benefit plan or endowment fund in
                    accordance with Rule 240.13d-1(b)(1)(ii)(F);

          (g)       A parent holding company or control person in
                    accordance with Rule 240.13d-1(b)(1)(ii)(G);

          (h)       A savings associations as defined in Section 3(b)of
                    the Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i)       A church plan that is excluded from the definition
                    of an investment company under section 3(c)(14) of
                    the Investment Company Act of 1940 (15 U.S.C. 80a-3);

          (j)       Group, in accordance with Rule
                    240.13d-1(b)(1)(ii)(J).

                     Not applicable.

Item 4.   Ownership

          (a)   Amount Beneficially Owned:

                     See Schedule A hereto.

          (b)   Percent of Class:

                     See Schedule A hereto.

          (c)   Number of shares as to which the person has:

                   (i)   Sole power to vote or to direct the
                         vote _______________.

                   (ii)  Shared power to vote or to direct the
                         vote _______________.

                   (iii) Sole power to dispose or to direct the
                         disposition of _______________.

                   (iv)  Shared power to dispose or to direct the
                         disposition of _______________.

           Instruction. For computations regarding securities which
           represent a right to acquire an underlying security see
           rule 240.13d-3(d)(1).

                     See Schedule A. hereto.

Item 5.   Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more that five percent of the class of securities, check the following    .

Instruction: Dissolution of a group requires a response to this item.

                     Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another
          Person.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more that five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

                     Not applicable.

Item 7.   Identification and Classification of the Subsidiary which
          Acquired the Security Being Reported on By the Parent
          Holding Company or Control Person.

     If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

                     Not applicable.

Item 8.   Identification and Classification of Members of the Group.

     If a group has filed this schedule pursuant to Rule 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 240.13d-1(c) or Rule 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

                     The identity of each member of the group is
                     disclosed on the cover pages attached hereto.

Item 9.   Notice of Dissolution of Group.

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

                     Not applicable.

Item 10.   Certification.

     (a)   The following certification shall be included if the statement is filed pursuant to rule 240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                     Not applicable.

     (b)   The following certification shall be included if the statement is filed pursuant to Rule 240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                     Not applicable.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   February 10, 2003
                                   Date

                              /s/ Helen R. Walton
                                  Helen R. Walton

                              /s/ S. Robson Walton
                                  S. Robson Walton

                              /s/ John T. Walton
                                  John T. Walton

                              /s/ Jim C. Walton
                                  Jim C. Walton

                              /s/ Alice L. Walton
                                  Alice L. Walton

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other that an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties for whom copies are to be sent.

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                              Schedule A

BENEFICIAL OWNERSHIP OF COMMON STOCK

In the following table, each reference to the percentage of common stock beneficially owned by a reporting person is calculated using the 4,413,963,363 shares of common stock outstanding on November 30, 2002, as shown by the most recent report published by the issuer. The footnotes to the following table describe, among other things, the extent to which each reporting person disclaims beneficial ownership of the common stock set forth opposite such reporting person's name in such table.

Reporting Person	Aggregate Number of Shares of Common Stock Beneficially Owned	Percentage Outstanding Common Stock	Number of Shares of Common Stock as to Which Reporting Person has --------------------------------------------- Sole Shared Sole Shared Power Power Power Power to to to to Vote Vote Dispose Dispose

Helen R. Walton 1/	1,683,806,167	38.15%	3,299,428	1,680,506,739	3,299,428	1,680,506,739

S. Robson Walton 2/	1,701,106,535	38.54%	2,843,807	1,698,262,728	2,787,187	1,698,262,728

John T. Walton 3/	1,709,742,613	38.73%	11,957,317	1,697,785,296	11,957,317	1,697,785,296

Jim C. Walton 4/	1,698,126,716	38.47%	10,476,462	1,687,650,254	10,476,462	1,687,650,254

Alice L. Walton 5/	1,687,486,543	38.23%	6,976,420	1,680,510,123	6,976,420	1,680,510,123

    1/    The number and percentage of shares of common stock shown in the table as beneficially owned by Helen R. Walton represent (a) 3,285,348 shares held directly by Helen R. Walton, (b) 1,680,506,739 shares held by Walton Enterprises, L.P., as to which Helen R. Walton, as a general partner thereof, shares voting and dispositive power with S. Robson Walton, John T. Walton, Jim C. Walton and Alice L. Walton, the other general partners thereof, and (c) 14,080 shares held by Helen R. Walton as custodian for certain of her grandchildren under UGMA.

          With respect to Walton Enterprises, L.P., dispositive and voting power over all of the shares held thereby is exercised by the general partners thereof.

          Helen R. Walton disclaims beneficial ownership of the shares listed in (c) above. She also disclaims beneficial ownership of the shares listed in (b) above, except to the extent of her beneficial interest in Walton Enterprises, L.P.

    2/    The number and percentage of shares of common stock shown in the table as beneficially owned by S. Robson Walton represent (a) 2,779,887 shares held directly by S. Robson Walton, (b) 1,810,632 shares held by Walton Investment Partnership, as to which S. Robson Walton, a general partner thereof, shares a majority of voting and dispositive power with John T. Walton, a trustee of certain trusts that are general partners thereof, (c) an aggregate of 705,616 shares held by three trusts - in the case of each such trust, S. Robson Walton, as a cotrustee thereof, shares voting and dispositive power with the niece or nephew of his who is a cotrustee and primary beneficiary of such trust, (d) 1,680,506,739 shares held by Walton Enterprises, L.P., as to which S. Robson Walton, as a general partner thereof, shares voting and dispositive power with John T. Walton, Jim C. Walton, Helen R. Walton and Alice L. Walton, the other general partners thereof, (e) 8,096,226 shares held by the Helen R. Walton 1987 Nonqualified Charitable Remainder Trust, as to which S. Robson Walton as a cotrustee thereof, shares voting and dispositive power with John T. Walton and James K. Dobbs, III, the other cotrustees thereof, (f) 7,143,515 shares held by the Walton Family Charitable Support Foundation, Inc. as to which S. Robson Walton as a director thereof, shares voting and dispositive power with John T. Walton, Jim C. Walton and four other unrelated individuals, the other directors thereof, (g) 7,300 shares representing shares covered by stock options exercisable by S. Robson Walton under the Wal-Mart Stock Option Plan of 1984, and (h) 56,620 shares held under the Wal-Mart Profit Sharing Plan for the benefit of S. Robson Walton.

          With respect to Walton Enterprises, L.P., dispositive and voting power over all of the shares held thereby is exercised by the general partners thereof.

          S. Robson Walton disclaims beneficial ownership of the shares listed in (c), (e) and (f) above. He also disclaims beneficial ownership of the shares listed in (b) and (d) above, except to the extent of his actual ownership interest in Walton Investment Partnership and Walton Enterprises, L.P.

    3/    The number and percentage of shares of common stock shown in the table as beneficially owned by John T. Walton represent (a) 11,939,328 shares held directly by John T. Walton, (b) 224,800 shares beneficially owned by his wife, Christy R. Walton, (c) 3,384 shares held by a trust, as to which John T. Walton, as a cotrustee thereof, shares voting and dispositive power with Alice L. Walton, the other cotrustee thereof, (d) 9,434 shares representing shares covered by stock options exercisable by John T. Walton under the Wal-Mart Stock Option Plan of 1984, (e) 8,555 shares representing phantom shares under the Wal-Mart Stores, Inc. Director Compensation Plan, (f) 1,680,506,739 shares held by Walton Enterprises, L.P., as to which John T. Walton, as a general partner thereof, shares voting and dispositive power with S. Robson Walton, Jim C. Walton, Helen R. Walton and Alice L. Walton, the other general partners thereof, (g) 8,096,226 shares held by the Helen R. Walton 1987 Nonqualified Charitable Remainder Trust, as to which John T. Walton as a cotrustee thereof, shares voting and dispositive power with S. Robson Walton and James K. Dobbs, III, the other cotrustees thereof, (h) 7,143,515 shares held by the Walton Family Charitable Support Foundation, Inc. as to which John T. Walton as a director thereof, shares voting and dispositive power with S. Robson Walton, Jim C. Walton and four other unrelated individuals, the other directors thereof, and (i) 1,810,632 shares held by Walton Investment Partnership, as to which John T. Walton, as trustee of certain trusts that are general partners thereof, shares a majority of voting and dispositive power with S. Robson Walton, a general partner thereof.

          With respect to Walton Enterprises, L.P., dispositive and voting power over all of the shares held thereby is exercised by the general partners thereof.

          John T. Walton disclaims beneficial ownership of the shares listed in (b), (c), (g), (h), and (i) above. He also disclaims beneficial ownership of the shares listed in (f) above, except to the extent of his actual ownership interest in Walton Enterprises, L.P.

    4/    The number and percentage of shares of common stock shown in the table as beneficially owned by Jim C. Walton represent (a) 10,476,420 shares held directly by Jim C. Walton, (b) 42 shares held directly by certain minor children of his, (c) 1,680,506,739 shares held by Walton Enterprises, L.P., as to which Jim C. Walton, as a general partner thereof, shares voting and dispositive power with S. Robson Walton, John T. Walton, Helen R. Walton and Alice L. Walton, the other general partners thereof, and (d) 7,143,515 shares held by the Walton Family Charitable Support Foundation, Inc., as to which Jim C. Walton as a director thereof, shares voting and dispositive power with S. Robson Walton, John T. Walton and four other unrelated individuals, the other directors thereof.

          With respect to Walton Enterprises, L.P., dispositive and voting power over all of the shares held thereby is exercised by the general partners thereof.

          Jim C. Walton disclaims beneficial ownership of the shares listed in (b) and (d) above. He also disclaims beneficial ownership of the shares listed in (c) above, except to the extent of his actual ownership interest in Walton Enterprises, L.P.

    5/    The number and percentage of shares of common stock in the table as beneficially owned by Alice L. Walton represent (a) 6,748,580 shares held directly by Alice L. Walton, (b) 227,840 shares held by a trust, of which Alice L. Walton is the sole trustee, (c) 3,384 shares held by a trust, as to which Alice L. Walton, as a cotrustee thereof, shares voting and dispositive power with John T. Walton, the other cotrustee thereof, and (d) 1,680,506,739 shares held by Walton Enterprises, L.P., as to which Alice L. Walton, as a general partner thereof, shares voting and dispositive power with S. Robson Walton, Jim C. Walton, Helen R. Walton and John T. Walton, the other general partners thereof.

          With respect to Walton Enterprises, L.P., dispositive and voting power over all of the shares held thereby is exercised by the general partners thereof.

          Alice L. Walton disclaims beneficial ownership of the shares listed in (b) and (c) above. She also disclaims beneficial ownership of the shares listed in (d) above, except to the extent of her actual ownership interest in Walton Enterprises, L.P.